

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Roop Lakkaraju
Chief Financial Officer
BENCHMARK ELECTRONICS INC
56 South Rockford Drive
Tempe, Arizona 85281

      Re: BENCHMARK ELECTRONICS INC
         Form 10-K for the Year Ended December 31, 2021
         Filed February 25, 2022
         Response Dated April 28, 2022
         File No. 001-10560

Dear Mr. Lakkaraju:

We have reviewed your April 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2022 letter.

Response letter dated April 28, 2022

Consolidated Statements of Income, page 41

1.   We note from your response to comment 2 that your design and engineering services and technology solutions revenues on a combined basis represented less than 10% of consolidated revenues for the financial statement periods presented. Since you have other service revenues, such as precision technology services and supply chain, order fulfillment and aftermarket services, please tell us if all service revenues on a combined basis represented more than 10% of consolidated revenues for any period presented. If so, provide a breakout of revenue and cost of revenue by products and services on the face of

the statements of income as required by Item 5-03(b)(1)-(2) of Regulation S-X. If certain revenue streams you describe as "services" should be viewed as a component of your product revenues, please advise.

Notes to the Financial Statements
Note 13. Segment and Geographical Information, page 61

2.   We note from your response to comment 3 that the "Corporate and intersegment eliminations" line item in your segment disclosures includes corporate expenses not allocated to your three reportable segments and the elimination of income from intersegment sales. Please tell us, and revise to disclose, the specific nature of each significant amount that is considered "corporate expenses not allocated to" your reportable segments.

You may contact Claire Erlanger at (202) 551-3301 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing